Exhibit 99.1

ASX/Media Release

Immutep Appoints LAG-3 Pioneer, Frédéric Triebel to Board

SYDNEY, AUSTRALIA – 13 September 2022 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a biotechnology company developing novel LAG-3-related immunotherapy treatments for cancer and autoimmune disease, is pleased to announce the appointment of its Chief Scientific Officer and Chief Medical Officer, Professor Frédéric Triebel, M.D. Ph.D. as Executive Director. Prof. Triebel will join the Immutep Board with immediate effect.

Prof. Triebel pioneered the recently validated LAG-3 field of immuno-oncology, having discovered the LAG-3 gene, its functions and medical usefulness while working at Institut Gustave Roussy (IGR), a large cancer centre in Paris. He founded Immutep S.A. in 2001 to develop LAG-3 product candidates as human medicines and became Chief Medical Officer and Chief Scientific Officer of Immutep following the Company’s acquisition of Immutep S.A in December 2014. While working at IGR as an oncologist, he was also a Professor in Immunology at Paris University and a Director of an INSERM Unit from 1991 to 1996.

Immutep Chair, Russell Howard said: “It is a privilege to welcome Frédéric to Immutep’s Board. His discovery of the LAG-3 gene led to the emergence of LAG-3 as the 3rd immune checkpoint, after CTLA-4 and PD-1, earning him global industry recognition and respect. His ongoing work has positioned Immutep to lead this exciting space, with the greatest number of unique LAG-3 candidates currently in clinical development. Given Immutep’s growing industry profile as we commence our commercialisation journey, it is more important than ever that Frédéric is directly involved in setting our strategy.”

Prof. Triebel holds an M.D. and a Ph.D. in immunology (Paris University) and successfully developed several research programs in immunogenetics and immunotherapy, leading to 153 publications and 31 patents.

Prof. Triebel said: “I am very excited about the potential of our four LAG-3 product candidates, particularly efti which has reported strong clinical results over the last couple of years. Efti stands out for many reasons including its unique mechanism of action as an APC activator, a consistently favourable safety profile, and very good efficacy results across multiple tumour types, including patients with high unmet need. These factors are opening up multiple collaboration opportunities and commercialisation pathways for efti. I look forward to working as part of the Board to realise the value of this promising product candidate.”

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3-related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep Limited, Level 33, Australia Square

264 George Street, Sydney NSW 2000

ABN: 90 009 237 889

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 fusion protein (LAG-3Ig), which is a first-in-class antigen presenting cell (APC) activator being explored in cancer. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Additional LAG-3 products, including antibodies for immune response modulation, are being developed by Immutep’s large pharmaceutical partners.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (917) 679 9282; tim@lifesciadvisors.com

This announcement was authorised for release by the Board of Immutep Limited.

Immutep Limited, Level 33, Australia Square

264 George Street, Sydney NSW 2000

ABN: 90 009 237 889